Exhibit 99.51

Journal of Precision Medicine publication confirms GeneType Risk Test outperforms traditional risk assessments for breast cancer

Melbourne, Australia, 29 September 2022: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a global leader in genomics-based tests in health, wellness and serious disease is delighted to announce the recent publication of a paper in the Journal of Precision Medicine authored by GTG science team members, Dr Erika Spaeth, Director of Clinical Affairs, Dr Richard Allman, Chief Scientific Officer, and Dr Gillian Dite, Senior Biostatistician.

Publication highlights:

●	Publication highlights the utility of GeneType Risk Prediction Tools in Precision Medicine
●	Paper outlines the utility accepted for publication in Journal of Precision Medicine[1]
●	Publication highlights the importance of incorporating risk stratification in preventative care
●	GeneType Risk Assessment Test outperforms traditional risk assessments for breast cancer improving the potential for an overall improvement in preventative care
●	GeneType Risk Assessment Test for breast cancer shows a 9-fold improvement in identifying at-risk women when compared with traditional risk assessment tests

The paper, titled “Integrating Personalised Medicine into Preventative Care through Risk Stratification”, outlines how GTG’s geneType suite of risk assessment tools integrating common genomic markers of risk with traditional epidemiological risk factors, result in a net improvement in stratification over traditional risk assessments. In a side-by-side comparison of clinical risk assessment models taken from data from the Nurses’ Health Study the geneType Risk Assessment Test for breast cancer showed a 9-fold improvement in identifying at-risk women when compared with traditional gold-standard (IBISv7), 22.4% of women compared to 2.5% over the actionable threshold respectively.

The publication includes three examples of discussions with patients and their clinicians where a clinician has the opportunity to use a risk score, such as geneType, to communicate a patient’s personal risk of developing disease. The simple risk report enables the clinician to communicate risk in a standard format, within the confines of clinically actionable thresholds ultimately resulting in improved patient outcomes.

1 https://www.thejournalofprecisionmedicine.com/wp-content/uploads/integrating-personalized-medicine-preventive-care.pdf

Further support for utilising a Risk Assessment Test such as geneType was highlighted by an article from the Mayo Clinic published in the same journal titled “Clinical Implications and Utility of Polygenic Risk Scores in Women at Elevated Risk for Breast Cancer2”.

Dr Erika Spaeth noted “Continued improvement in risk prediction using tests such as geneType strengthens the ability of clinicians to stratify their at-risk patients enabling earlier intervention and better outcomes for patients”.

Authorised for release by the board of directors of Genetic Technologies Limited

Enquiries

Investor Relations

Adrian Mulcahy

Market Eye – Automic Group

M: +61 438 630 422

E: adrian.mulcahy@automicgroup.com.au

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company’s Polygenic Risk Scores (PRS) platform is a proprietary risk stratification platform developed over the past decade integrating clinical and genetic risk delivering actionable outcomes from physicians and individuals. Leading the world in risk prediction in Oncology, Cardiovascular and Metabolic diseases. Genetic Technologies continues to develop a pipeline of risk assessment products. For more information, please visit www.genetype.com

2 https://www.thejournalofprecisionmedicine.com/wp-content/uploads/polygenic-risk-scores-elevated-risk-breast-cancer.pdf